Via Facsimile and U.S. Mail
Mail Stop 6010

March 30, 2009

Kriss Cloninger III
President, Chief Financial Officer, and Treasurer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 20, 2009
File Number: 001-07434

Dear Mr. Cloninger:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosures. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities,
page 38

1.   We note the discussion of your common stock issuances by the AFL Stock plan
        and your statement that these issuances exceeded the number of shares remaining
        for issuance under your Form S-3 shelf registration statement for the Plan. Please

identify the exemption you relied on for these issuances and describe the factual basis for your determination that the exemption was available.

Managements's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 42
Investments, page 42

2.   Please refer to your investments determined by the discounted cash flow pricing model that you discuss in Note 4 to the consolidated financial statements. Please disclose the impact on the financial statements at December 31, 2008 of the reasonably likely changes in the key assumptions used to estimate the fair value of these investments.

Analysis of Financial Condition, page 62
Composition by Credit Rating, page 77

3.   Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee. Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

3. Investments, page 116

4.   Please tell us the factors you considered in concluding that there was no evidence of credit deterioration in the perpetual securities for the year ended December 31, 2008. Please disclose, if the case, that downgrades of certain perpetual securities to below investment grade were not in response to circumstances and events that existed at December 31, 2008. If not the case, tell us why other than temporary impairments were not recorded in 2008.

5.   In your disclosure of your unrealized loss position in Ford Motor Credit (FMCC) you disclose that FMCC continues to maintain adequate stand-alone liquidity and a stable credit outlook. Please revise your disclosure to reconcile this statement to the definition of the CCC credit rating. In addition, please revise your disclosure to include the factors that support your assertion that it is not probable that you will be unable to collect all amounts due.

4. Financial Instruments and Fair Value Measurements, page 148

6.   Please revise your disclosure to clarify whether and, if so to what extent, you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented.

7.   Please revise your disclosure regarding the transfers into Level 3 to include any gain or loss you recognized during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded. In addition, please clarify the specific inputs that became unobservable in the second, third and fourth quarters of 2008.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant